Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of shares of capital stock of Mullen Automotive Inc. (the “Company,” “we,” “us,” or “our”). The Company’s common stock, par value $0.001 per share (“Common Stock”) is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The brief description is based upon our second amended and restated certificate of incorporation (as amended, the “Certificate of Incorporation”), and our amended and restated Bylaws (our “Bylaws”).  This description also summarizes relevant provisions of the Delaware General Copromotion Law (“DGCL”). The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the DGCL, our Certificate of Incorporation and Bylaws, copies of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.4 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of DGCL for additional information.

General

We are authorized to issue up to 2,250,000,000 shares of capital stock, including 1,750,000,000 shares of Common Stock, par value $0.001 per share, and 500,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), of which 200,000 shares are designated as “Series A Preferred Stock,” 1 share is designated as “Series AA Preferred Stock,” 12,000,000 shares are designated as “Series B Preferred Stock,” 40,000,000 shares are designated as “Series C Preferred Stock” and 437,500,001 shares are designated as “Series D Preferred Stock.”

The additional shares of our authorized stock available for issuance may be issued at times and under circumstances so as to have a dilutive effect on earnings per share and on the equity ownership of the holders of our Common Stock. The ability of our board of directors to issue additional shares of stock could enhance the board’s ability to negotiate on behalf of the stockholders in a takeover situation but could also be used by the board to make a change-in-control more difficult, thereby denying stockholders the potential to sell their shares at a premium and entrenching current management. The following description is a summary of the material provisions of our capital stock..

Common Stock

Holders of our Common Stock are each entitled to cast one vote for each share held of record on all matters presented to stockholders, and shall be entitled to notice of any shareholders’ meeting, in accordance with the bylaws. Cumulative voting is not allowed; the holders of a majority of our outstanding shares of capital stock may elect all directors. Holders of our Common Stock are entitled to receive such dividends as may be declared by our board out of funds legally available and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our directors are not obligated to declare a dividend. It is not anticipated that we will pay dividends in the foreseeable future. Holders of our do not have preemptive rights to subscribe to any additional shares we may issue in the future. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any outstanding shares of preferred stock.

Preferred Stock

We may issue up to 500,000,000 shares of Preferred Stock in one or more series. Our board of directors is hereby expressly authorized to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers of the shares of such series, and the preferences and relative, participating, optional or other special rights and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company, which could depress the market price of our Common Stock.

Voting Rights

Except as otherwise expressly provided by the amended and restated certificate of incorporation or as provided by law, the holders of shares of Common Stock and Preferred Stock shall at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders; provided, however, that, any proposal which adversely affects the rights, preferences and privileges of the Series A, B, C or D Preferred Stock must be approved by a majority in interest of the affected Series of Preferred Stock, as the case may be. Each holder of Common Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock will have the right to one vote per share (on a fully converted basis) held of record by such holder and each holder of Series A Preferred Stock will have the right to 1,000 votes per share held of record by such holder; provided, however, that after November 5, 2024, each holder of Series A Preferred Stock will have the right to one vote per share (on a fully converted basis) held of record by such holder.

Series A Preferred Stock

200,000 shares of Preferred Stock are designated as Series A Preferred Stock.

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Conversion. The Series A Preferred Stock is convertible at the option of each holder at any time on a 100-for-1 basis (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like with respect to the Common Stock). The Series A Preferred Stock will automatically convert into shares of Common Stock on a 100-for-1 basis (as so adjusted) upon the earlier of (i) a Qualified Public Offering (as such term is defined in the Certificate of Incorporation) or (ii) the date specified by written consent or agreement of the holders of the then outstanding shares of Series A Preferred Stock.

•	Redemption Rights. The Series A Preferred Stock is not redeemable.
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Liquidation, Dissolution, and Winding Up.  Upon the completion of a distribution pursuant to a Liquidation Event to the Series B Preferred Stock and Series C Preferred Stock, the holders of Series A Preferred Stock are entitled to receive, prior and in preference to any distribution of any proceeds to the holders of the Common Stock, by reason of their ownership thereof, $1.29 per share for each share of the Series A Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like with respect to the Series A Preferred Stock), plus declared but unpaid dividends on such share.  “Liquidation Event” is as defined in the Certificate of Incorporation and, subject to certain exceptions, includes a sale or other disposition of all or substantially all of the company’s assets, certain mergers, consolidations and transfers of securities, and any liquidation, dissolution or winding up of the Company.

Series AA Preferred Stock

1 share of Preferred Stock is designated as Series AA Preferred Stock.

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Voting Rights. Each share of Series AA Preferred Stock will have 1,300,000,000 votes per share and will vote together with the outstanding shares of the Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock as a single class exclusively with respect to any proposal to adopt an amendment to the Company’s Certificate of Incorporation to effect a reverse stock split of the Company’s common stock. The Series AA Preferred Stock will be voted, without action by the holder, on any such proposal in the same proportion as shares of common stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock as a single class are voted. The Series AA Preferred Stock otherwise has no voting rights except as otherwise required by the General Corporation Law of the State of Delaware.

•	Conversion. The Series AA Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company.
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Dividends. The holder of the Series AA Preferred Stock will not be entitled to receive dividends of any kind. The Series AA Preferred Stock has no rights with respect to any distribution of assets of the Company, including upon a liquidation, bankruptcy, reorganization, merger, acquisition, sale, dissolution or winding up of the Company, whether voluntarily or involuntarily.

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Redemption Rights. The outstanding share of Series AA Preferred Stock will be redeemed in whole, but not in part, at any time: (i) if such redemption is ordered by the Board of Directors in its sole discretion or (ii) automatically upon the approval by the Company’s stockholders of an amendment to the Company’s Certificate of Incorporation to implement a reverse stock split. Upon such redemption, the holder of the Series AA Preferred Stock will receive consideration of $25,000.00 in cash.

Series B Preferred Stock

12,000,000 shares of Preferred Stock are designated as Series B Preferred Stock.

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Conversion. The Series B Preferred Stock is convertible at the option of each holder at any time into the number of shares of Common Stock determined by dividing the Series B Original Issue Price (plus all unpaid accrued and accumulated dividends thereon, as applicable, whether or not declared), by the Series B Conversion Price, as applicable, in effect on the date the certificate is surrendered for conversion. “Series B Original Issue Price” means $8.84 per share for each share of the Series B Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like with respect to the Series B Preferred Stock). The initial “Series B Conversion Price” is the Series B Original Issue Price, subject to adjustment as set forth in the amended and restated certificate of incorporation. Based on this formula, the Series B Preferred Stock is currently convertible into Common Stock on a 1-for-1 basis. The Series B Preferred Stock will automatically convert into shares of Common Stock upon the earlier of (i) a Qualified Public Offering (as such term is defined in the amended and restated certificate of incorporation) or (ii) the date specified by written consent or agreement of the holders of the then outstanding shares of Series B Preferred Stock. The Series B Preferred Stock will not be convertible by a holder to the extent that the holder or any of its affiliates would beneficially own in excess of 9.99% of the Common Stock, subject to certain protections as provided in the amended and restated certificate of incorporation.

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Liquidation, Dissolution, and Winding Up.  In the event of any Liquidation Event, the holders of the Series B Preferred Stock will be entitled to receive, prior and in preference to any distribution of the proceeds to the holders of the other series of Preferred Stock or the Common Stock by reason of their ownership thereof, an amount per share equal to the Series B Original Issue Price plus declared but unpaid dividends.

Series C Preferred Stock

40,000,000 Shares of Preferred Stock are designated as Series C Preferred Stock.

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Conversion. The Series C Preferred Stock is convertible at the option of each holder at any time into the number of shares of Common Stock determined by dividing the Series C Original Issue Price (plus all unpaid accrued and accumulated dividends thereon, as applicable, whether or not declared), by the Series C Conversion Price, as applicable, in effect on the date the certificate is surrendered for conversion. The initial “Series C Conversion Price” is the Series C Original Issue Price, subject to adjustment as set forth in the amended and restated certificate of incorporation. All of the Series C Preferred Stock shall automatically convert into Common Stock at any such time as (i) the shares underlying the Series C Preferred Stock are subject to an effective registration statement, (ii) the trading price for the Common Stock is more than two times the Series C Conversion Price for twenty (20) trading days in any period of thirty (30) consecutive trading days on Nasdaq CM and (iii) the average daily trading dollar volume of the Common Stock during such twenty trading days is equal to or greater than $4.0 million. The Series C Preferred Stock will not be convertible by a holder to the extent that the holder or any of its affiliates would beneficially own in excess of 9.99% of the Common Stock, subject to certain protections as provided in the amended and restated certificate of incorporation.

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Dividends. The Series C Preferred Stock bears a cumulative 15.0% per annum fixed dividend payable no later than the 5th day after the end of each month on the Series C Original Issue Price plus unpaid accrued and accumulated dividends. “Series C Original Issue Price” means $8.84 per share for each share of the Series C Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like with respect to the Series C Preferred Stock). Dividends on the Series C Preferred Stock are prior to any dividends on any other series of Preferred Stock or the Common Stock. The Company may elect to pay dividends for any month with a paid-in-kind election (“PIK”) if (i) the shares issuable further to the PIK are subject to an effective registration statement, (ii) the Company is then in compliance with all listing requirements of Nasdaq and (iii) the average daily trading dollar volume of the Company’s common stock for ten trading days in any period of twenty consecutive trading days on the NASDAQ is equal to or greater than $2 million.

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Redemption Rights. There is no mandatory redemption date, but, subject to the conditions set forth below, all, but not less than all, of the shares are redeemable by the Company at any time, provided that if the Company issues notice to redeem, investor shall have fifteen (15) days to convert such shares to common stock prior to the date of redemption. The redemption price is equal to the Series C Original Issue Price, plus accrued and accumulated dividends, (whether or not declared (the “Series C Redemption Price”). The conditions to the redemption are as follows: (i) the shares have been issued and outstanding for at least one (1) year, (ii) the issuance of the shares of Common Stock underlying the shares has been registered pursuant to the Securities Act and the registration statement is effective, and (iii) the trading price for the Common Stock is less than the Series C Conversion Price (as such term is defined in the amended and restated certificate of incorporation) for twenty (20) trading days in any period of thirty (30) consecutive trading days on the Nasdaq CM. In addition to the above, the shares are also redeemable in accordance with the following schedule provided the issuance of shares of Common Stock underlying the shares has been registered and the registration statement remains effective:

•	Year 1: No Redemption
•	Year 2: Redemption at 120% of the Series C Redemption Price
•	Year 3: Redemption at 115% of the Series C Redemption Price
•	Year 4: Redemption at 110% of the Series C Redemption Price
•	Year 5: Redemption at 105% of the Series C Redemption Price
•	Year 6 and thereafter: Redemption at 100% of the Series C Redemption Price
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Liquidation, Dissolution, and Winding Up.  Upon the completion of a distribution pursuant to a Liquidation Event to the Series B Preferred Stock, the holders of the Series C Preferred Stock will be entitled to receive, prior and in preference to any distribution of the proceeds to the holders of the Series A Preferred Stock or the Common Stock by reason of their ownership thereof, an amount per share equal to the Series C Original Issue Price plus declared but unpaid dividends.

Series D Preferred Stock

437,500,001 Shares of Preferred Stock are designated as Series D Preferred Stock.

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Voting Rights. Except as provided by law, the Series D Preferred Stock will have no voting rights except that approval from a majority in interest of the Series D Preferred Stock, voting as a separate class, is required in the case of (i) a voluntary dissolution, liquidation or winding up of the Company or voluntary petition for bankruptcy or assignment for the benefit of creditors, (ii) a merger or consolidation of the Company with or into another entity, (iii) a Liquidation Event (as defined in the Company’s Certificate of Incorporation), (iv) any amendment to the Certificate of Incorporation or the Company’s bylaws which adversely affects the rights, preferences and privileges of the Series D Preferred, or (v) any authorization or issuance of any equity security (including any other security convertible into or exercisable for any such equity security) having a preference over or parity with the Series D Preferred Stock.

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Conversion. The Series D Preferred Stock is automatically converted into shares of Common Stock at the applicable Conversion Rate at the time in effect immediately upon (A) the issuance of shares of Common Stock underlying the Series D Preferred Stock being registered pursuant to the Securities Act and such registration remaining effective, (B) the trading price for the Company’s

Common Stock being more than two times the Series D Conversion Price for 20 trading days in any period of 30 consecutive trading days on the Nasdaq Capital Market, and (C) the average daily trading dollar volume of Common Stock during such 20 trading days is equal to or greater than $27.5 million. The Series D Preferred Stock is convertible at the option of each holder at any time into the number of shares of Common Stock determined by dividing the Series D Original Issue Price (plus all unpaid accrued and accumulated dividends thereon, as applicable, whether or not declared), by the Series D Conversion Price (the “Conversion Rate”), in effect on the date the certificate is surrendered for conversion. The initial “Series D Conversion Price” is the Series D Original Issue Price, subject to adjustment as set forth in the amended and restated certificate of incorporation. The Series D Preferred Stock will not be convertible by a holder to the extent that the holder or any of its affiliates would beneficially own in excess of 9.99% of the Common Stock, subject to certain protections as provided in the amended and restated certificate of incorporation.

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Dividends. The Series D Preferred Stock bears a cumulative 15.0% per annum fixed dividend payable no later than the 5th day after the end of each month on the Series D Original Issue Price plus unpaid accrued and accumulated dividends. “Series D Original Issue Price” means for each share of the Series D Preferred Stock the lower of (i) $1.27 or (ii) the closing price of the Common Stock on the trading day immediately preceding the Purchase Date (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like with respect to the Series D Preferred Stock). Dividends on the Series D Preferred Stock will be prior to any dividends on any other series of Preferred Stock or the Common Stock. The Company may elect to pay dividends for any month with a paid-in-kind election (“PIK”) if (i) the shares issuable further to the PIK are subject to an effective registration statement, (ii) the Company is then in compliance with all listing requirements of Nasdaq and (iii) the average daily trading dollar volume of the Company’s common stock for ten trading days in any period of twenty consecutive trading days on the NASDAQ is equal to or greater than $27.5 million.

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Redemption Rights. There is no mandatory redemption date, but, subject to the conditions set forth below, all, but not less than all, of the shares will be redeemable by the Company at any time, provided that if the Company issues notice to redeem, investors shall have 15 days to convert such shares to Common Stock prior to the date of redemption. The redemption price will be equal to the Series D Original Issue Price, plus accrued and accumulated dividends, (whether or not declared (the “Series D Redemption Price”). The conditions to the redemption will be follows: (i) the shares have been issued and outstanding for at least one year, (ii) the issuance of the shares of Common Stock underlying the shares has been registered pursuant to the Securities Act and the registration statement is effective, and (iii) the trading price for the Common Stock is less than the Series D Conversion Price (as such term is defined in the amended and restated certificate of incorporation) for 20 trading days in any period of 30 consecutive trading days on the Nasdaq CM. In addition to the above, the shares will also be redeemable in accordance with the following schedule provided the issuance of shares of Common Stock underlying the shares has been registered and the registration statement remains effective:

•	Year 1: No Redemption
•	Year 2: Redemption at 120% of the Series D Redemption Price
•	Year 3: Redemption at 115% of the Series D Redemption Price
•	Year 4: Redemption at 110% of the Series D Redemption Price
•	Year 5: Redemption at 105% of the Series D Redemption Price

•	Year 6 and thereafter: Redemption at 100% of the Series D Redemption Price
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Liquidation, Dissolution, and Winding Up.  In the event of any Liquidation Event, the holders of the Series D Preferred Stock will be entitled to receive, prior and in preference to any distribution of the proceeds to the holders of the other series of Preferred Stock or the Common Stock by reason of their ownership thereof, an amount per share equal to the Series D Original Issue Price plus declared but unpaid dividends.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation, as amended, and Bylaws, as amended contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms. These provisions are as follows:

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Stockholder Meetings. Under our bylaws, only the Board of Directors, the chairman of the Board, the chief executive officer, or the president (in the absence of a chief executive officer) may call special meetings of stockholders.

•	No Cumulative Voting. Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.
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Amendment of Provisions in the Amended and Restated Certificate of Incorporation. The amended and restated certificate of incorporation will generally require the affirmative vote of the holders of at least a majority of the outstanding voting stock in order to amend any provisions of the amended and restated certificate of incorporation concerning, among other things:

•	the required vote to amend certain provisions of the amended and restated certificate of incorporation; and
•	the reservation of the Board of Director’s right to amend the amended and restated bylaws.
•	Amendment of the bylaws. An amendment of the bylaws by stockholders requires the affirmative vote of the holders of at least a majority of the outstanding voting stock.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti- takeover law. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent 662∕3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, for purposes of Section 203, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three (3) years prior to the determination of interested stockholder status, owned fifteen percent (15%) or more of a corporation’s outstanding voting securities.

Potential Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the board of directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the DGCL and subject to any limitations set forth in our Certificate of Incorporation. The purpose of authorizing the board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from acquiring, a majority of our outstanding voting stock.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock and Warrants is Continental Stock Transfer & Trust Company.